BlackRock Municipal Bond Fund (“the Registrant”): BlackRock National Municipal Fund

Exhibit 77I

Terms of new or amended securities

Effective on the close of business on June 10, 2013, all of the issued and outstanding shares of Investor B1 Shares of the Fund were converted into Investor A Shares of the Fund with the same relative aggregate net asset value as the Investor B Shares held immediately prior to the conversion. At the time of the conversion, the Investor A Shares of the Fund had lower total expense ratios, and equal or lower distribution fees and shareholder servicing fees payable under the Fund’s 12b-1 plan than the Investor B1 Shares. No sales load, fee, or other charge was imposed on the conversion of these shares and, the Investor A Shares are not be subject to the contingent deferred sales charge that were charged on the redemption of the Investor B1 Shares.